UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12B-25
                                                  SEC FILE NUMBER
                                                   033-13674-LA
                   NOTIFICATION OF LATE FILING
                                                  CUSIP NUMBER


(Check One):   [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
               [X] Form 10-Q  [ ] Form N-SAR

               For Period Ended:  June 30, 2000

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

    CirTran Corporation
    4125 South 6000 West
    West Valley City, Utah 84128

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
          (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)    The  accountant's  statement  or  other  exhibit
          required  by  Rule  12b-25(c)  has  been  attached   if
          applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to complete the required financial statements without unreasonable expense and is in the process of negotiating an amendment to its senior credit facility.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Iehab Hawatameh                      (801) 963-5112

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                             [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ]  Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cirtran has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2000            By: /s/ Iehab Hawatmeh
                                          President